TUSK ENERGY INC.

02034636

May 22, 2002

02 JUN -5 AM 11:12

SUPPL

Securities & Exchange Commission
International Corporate Finance
Division of Corporate Finance
Stop 3 - 7
450 Fifth Street NW
Washington, DC
U.S.A. 20549

Dear Sir or Madam:

RE: TUSK Energy Inc. 12g3-2(b) No. 82-3297

Enclosed is the following information to update our file:

1. 2001 Annual Report for 12 month period ended December 31, 2001;
2. Third Quarter report for 9 month period ended September 30, 2001;
4. News Releases: October 18, 2001, November 28, 2001, January 15, 2002, February 19, 2002 and March 26, 2002.

We apologize for the delay in forwarding this information.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Yours truly,
TUSK Energy Inc.

M. Wiltshire
for Norman W. Holton
President

dlw 6/12

NWH/mlw
Encls.

tusk\12g.043

1950, 700 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3J4 BUS: 403•264•8875 FAX: 403•263•4247
WEBSITE: www.tusk-energy.com e-mail: tusk@tusk-energy.com


02 JUN -5 AM 11:12
TUSK ENERGY INC.
Q
Nine Months Ended
September 30, 2001

Third Quarter Highlights

- Production growth - production averaged 1,061 boepd - 64% higher than first quarter rate;
- 94% net drilling success - ten wells drilled in 3rd quarter resulted in three gas wells (1.38 net), five oil wells (1.92 net) and two dry holes (0.20 net);

Since September 30

- Financing - on October 18 closed the private placement of 3,400,000 flow-through common shares at $1.00 per share;
- New gas on stream - put Shane gas well on production on October 27;
- More drilling success - continued successful development drilling for oil in SE Saskatchewan;
- Production growth continues - in November exceeded 1,600 boepd production level.

Rapid production growth

Average Daily Production
(Boepd @ 6:1)


1500
1200
900
600
300
0
1,061
00 Yr.
01 Q1
01 Q2
01 Q3
01 Q4 (est)

Message to Shareholders

Growth through the drill bit continued through the third quarter. The positive results of an active and successful exploration and development program are reflected in our increasing production rates. Production during the third quarter was 1,061 boepd - up 64% from the average rates of the first quarter. In October, average net production exceeded 1,150 boepd - 77% more than Q1. In November, the 1,600 boepd level was reached. Growth during the third quarter and into October was a consequence of continued successful oil drilling at Hartaven, Saskatchewan. Hartaven added over 80 bopd of new production for the third quarter and an additional 150 bopd of new production in October. The onset of production from a significant gas discovery in the Shane area of northwestern Alberta contributed to the additional production growth in the month of November. The Shane well was drilled during the first half of the year and tested in July. Sales commenced in the latter part of October and has averaged more than 340 boepd to TUSK's interest since that time.

Cash Flow Per Share ($)
(annualized)



0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.32
98 Yr.
99 Yr.
00 Yr.
01 9M

Financial

Cash flow of $3,421,101 for the nine month period was 46% higher than the $2,347,488 in cash flow received during the same period in the prior year. The increase was a result of a 25% increase in production coupled with gas prices which averaged $0.99 per Mcf higher than the first nine months of 2000. Cash flow for the three months ended September 30, 2001 was $987,121, an increase of 6% compared to the cash flow for the three months ended September 30, 2000 of $935,080. Product prices were substantially lower in the third quarter, compared to the first quarter, with gas down 54% and oil down 13%. However, production was up 64% since the first quarter, resulting in cash flow for the third quarter only being down 20% from that of the first quarter.

Revenue, after royalties, for the nine months ended September 30, 2001 was $5,914,419 compared to $4,726,856 for the same period in the previous year. Revenue, after royalties, for the three months ended September 30, 2001 was $1,861,343 compared to $2,535,581 for the three months ended September 30, 2000, a 27% decrease. Crude oil and NGL revenue before royalties for the nine period ended September 30, 2001 was $2,137,932 and gas revenue was $4,910,653.

The average sales price of oil for the nine months was $23.61 per barrel ($21.64 for three months) compared to $33.25 during the corresponding nine month period in 2000 ($40.42 for three months). Average oil prices received by the Company are 29% lower for the nine months ended September 30, 2001, compared to the same period in 2000 (46% lower when comparing the third quarter of 2001 with the third quarter of 2000). Approximately 59% (225 bopd) of the Company's oil production is hedged at a price of $29.12 Cdn. (Edmonton par price, before quality adjustments and pipeline tariffs) for the period November 1, 1999 to November 30, 2001.

The average sales price of gas for the nine months was $5.87 per Mcf ($4.02 for three months) compared to $4.88 during the corresponding nine month period in 2000 ($5.28 for three months). Effective May 1, 2001 the Company put in place a costless collar on 2,000 gigajoules ("gj") per day (approximately 2,100 Mcfd) with a $5.00/gj floor and a $10.68/gj ceiling ending December 31, 2002. This arrangement is not with Enron.

Operating expenses were $5.99 per barrel equivalent during the nine months of the reporting period compared to $9.73 for the nine months ended September 30, 2000. The operating expenses per boe for the three months ended September 30, 2001 and 2000 were $4.69 and $10.05 respectively. The sale, effective December 31, 2000, of approximately 37% of the Company's production at Meekwap, a high operating cost property, was the main reason for the lower operating costs.

Royalties, net of Alberta Royalty Tax Credit (ARTC) were $1,346,874 ($5.85 per boe) for the nine months ended September 30, 2001, compared to $1,469,061 ($9.07 per boe) for the nine months ended September 30, 2000. Royalties, net of ARTC were $440,516 ($4.56 per boe) compared to $655,472 ($10.67 per boe) for the three months ended June 30, 2001 and 2000 respectively. Lower product prices, which result in lower provincial royalty rates, are the main reason for the lower royalties.

General and administrative expenses were $645,281 for the nine months ended September 30, 2001 compared to $482,710 for the same period in 2000. General and administrative expenses were $2.80 per boe in 2001 versus $2.98 for the period ended September 30, 2000. Quarterly G&A expenses were $233,269 for the three months ended September 30, 2001 and $161,565 for the same period in 2000 ($2.42 per boe and $2.64 per boe respectively). G&A costs per boe do not yet fully reflect production improvements.

Production

Production increased 64% from the first quarter to the third quarter with average production of 1,061 barrel of oil equivalent per day ("boepd") in the third quarter. Crude oil production for the nine month period averaged 333 barrels per day (379 bopd for three months) and gas production averaged 3,078 Mcf per day (4,088 Mcfd for three months). Production includes the properties owned by Spirit Energy Ltd. from the April 30, 2001 effective date of the Spirit acquisition.

During the corresponding periods from the previous fiscal year crude oil production was 463 barrels per day for nine months (480 bopd for the third quarter) and gas production averaged 1,298 Mcf per day for nine months (1,877 Mcfd for the third quarter). Net back per barrel equivalent was $19.71 per boepd for the nine months ended September 30, 2001 compared to $18.80 for the nine months ended September 30, 2000. Netbacks for the three month periods in 2000 and 2001 were $14.60 and $20.58 respectively.

Production Summary



Light Oil – 25%
Medium/Heavy Oil – 11%
Gas – 64%

The 137% increase in gas volumes was mainly due to the Company's drilling program at Saddle Lake and does not reflect any production from the Shane area. The Company's Saddle Lake gas compression facility was completed in mid-April, 2001 with the tie-in of four wells. Two more wells were tied-in in during the month of June and the two wells drilled in September were tied in to the Saddle Lake gas facility in October.

The decrease in oil production from the prior year was mainly due to the sale of approximately 37% of the Company's interest in the Meekwap area effective

Consolidated Statements of Changes in Cash Flows

For the Nine Months and Three Months Ended September 30, 2001 and 2000
(Unaudited)

	2001		2000	
	9 months	3 months	9 months	3 months
	($)	($)	($)	($)
Operating Activities				
Operations:				
Net Income	**1,178,101**	**245,021**	621,388	244,680
Deduct:				
Items not Requiring Working Capital				
– Provision for Future Site Restorations	**34,400**	**9,300**	19,400	7,400
– Depreciation, Depletion and Amortization	**1,745,600**	**674,800**	1,073,700	428,000
– Future Income Taxes	**463,000**	**58,000**	633,000	255,000
Funds from Operations	**3,421,101**	**987,121**	2,347,488	935,080
Change in Non-cash Working Capital	**2,473,506**	**1,973,993**	17,458	1,493,037
Cash Provided by Operating Activities	**5,894,607**	**2,961,114**	2,364,946	2,428,117
Financing Activities				
Issue of Capital Stock for Cash	**28,000**	**–**	–	–
Share Issue Costs	**(6,839)**	**(5,839)**	(162,289)	(11,045)
Repurchase of Common Shares	**(825,170)**	**(146,741)**	(864,001)	(138,742)
Long-Term Debt	**4,500,000**	**1,500,000**	4,050,000	(250,000)
	3,695,991	**1,347,420**	3,023,710	(399,787)
Investing Activities				
Oil and Gas Properties	**(7,452,081)**	**(2,302,194)**	(3,635,968)	(2,363,669)
Proceeds on Sales of Oil and Gas Properties	**–**	**–**	2,591,092	1,175,086
Investments	**(600,000)**	**(600,000)**	(30,000)	–
Furniture & Equipment	**(19,526)**	**(3,977)**	(24,574)	(9,984)
Acquisition of Subsidiary, Net of Cash Acquired	**(2,953,904)**	**–**	(3,261,546)	–
Change in non-cash working capital	**1,422,551**	**(1,429,103)**	(999,029)	(932,796)
	(9,602,960)	**(4,335,274)**	(5,360,025)	(2,131,363)
Increase (Decrease) in Cash During the Period	**(12,362)**	**(26,740)**	28,631	(103,033)
Cash: Beginning of Period	**17,257**	**31,635**	23,470	155,134
Cash: End of Period	**4,895**	**4,895**	52,101	52,101
Funds from Operations per Share	**0.24**	**0.07**	0.17	0.07

Notes to the Consolidated Financial Statements

(Unaudited)

1. **Significant Accounting Policies**
The interim consolidated financial statements of TUSK Energy Inc. ("the Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 21, 2000. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2000.

2. **Share Capital**
Issued
Common shares were issued as follows:

	2001	
	Number	Amount ($)
Balance, beginning of period	14,599,430	9,991,483
Stock options exercised	40,000	28,000
Repurchased under Normal Issuer Bid	(964,000)	(825,170)
Share issue costs	–	(6,839)
Balance, end of period	13,675,430	9,187,474

3. **Acquisition of Spirit Energy Ltd.**
On April 30, 2001, a wholly-owned subsidiary of the Company, Auburn Energy Ltd., completed the acquisition of all the issued and outstanding shares of Spirit Energy Ltd., a private oil and gas company.

The acquisition has been accounted for by the use of the purchase method of accounting as follows:

	$
Consideration given	
Cash	3,468,300
Transaction Costs	40,463
Total Cash Consideration	3,508,763
Allocation of Purchase Price	
Capital Assets	4,602,091
Future Income Taxes	(1,410,626)
Net Capital Assets	3,191,465
Working Capital	317,298
	3,508,763

4. **Long-Term Debt**
Effective September 10, 2001, the Company negotiated a revision to the credit facility to a revolving loan in the amount of $15,000,000 with monthly borrowing base reductions of $450,000 to commence November 30, 2001.

5. **Subsequent Event**
On October 18, 2001 the Company closed the issue of 3,400,000 flow-through common shares at a price of $1.00 per share. The net proceeds are estimated at $3,280,000 after expenses of the offering.

Consolidated Balance Sheets

As at,
(Unaudited)

	September 30 2001 ($)	December 31 2000 ($)
ASSETS		
Current Assets		
Cash	**4,895**	17,257
Accounts Receivable	**2,879,413**	4,635,004
Properties Sale Proceeds Receivable	**–**	3,900,000
Prepaid Expenses	**59,736**	101,796
	2,944,044	8,654,057
Loans to Officers and Directors	**832,511**	832,511
Investment	**826,246**	226,246
Deferred Charges	**65,000**	104,000
Capital Assets	**33,613,313**	23,246,144
	38,281,114	33,062,958
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	**5,413,360**	6,977,322
Current Portion of Long-Term Debt	**2,700,000**	3,900,000
	8,113,360	10,877,322
Long-Term Debt	**10,050,000**	4,350,000
Future Site Restoration	**317,462**	283,062
Future Income Taxes	**7,785,875**	5,912,249
Shareholders' Equity		
Capital Stock	**9,187,474**	9,991,483
Retained Earnings	**2,826,943**	1,648,842
	12,014,417	11,640,325
	38,281,114	33,062,958

Consolidated Statements of Operations & Retained Earnings

For the Nine Months and Three Months Ended September 30, 2001 and 2000
(Unaudited)

	2001		2000	
	9 months ($)	3 months ($)	9 months ($)	3 months ($)
Revenue				
Oil and Gas Revenues, Net	**5,914,419**	**1,861,343**	4,726,856	1,880,109
Expenses				
Oil and Gas Operating	**1,378,764**	**452,680**	1,575,284	616,759
Interest on Long-Term Debt	**469,273**	**188,273**	321,374	166,705
Provisions for Future Site Restorations	**34,400**	**9,300**	19,400	7,400
General and Administrative	**645,281**	**233,269**	482,710	161,565
Depreciation, Depletion and Amortization	**1,745,600**	**674,800**	1,073,700	428,000
	4,273,318	**1,558,322**	3,472,468	1,380,429
Net Income for the Period Before Future Taxes	**1,641,101**	**303,021**	1,254,388	499,680
Future Income Taxes	**463,000**	**58,000**	633,000	255,000
Net Income For The Period	**1,178,101**	**245,021**	621,388	244,680
Retained Earnings (Deficit), Beginning of Period	**1,648,842**	**2,581,922**	(646,750)	1,116,958
Change in Accounting Policy Related to Future Income Taxes	**–**	**–**	1,387,000	–
Retained Earnings (Deficit), End of Period	**2,826,943**	**2,826,943**	1,361,638	1,361,638
Net Income per Share				
Basic	**0.08**	**0.01**	0.04	0.01
Fully Diluted	**0.08**	**0.01**	0.04	0.01

December 31, 2000 (about 130 bopd) moderated by initial production increases from the Hartaven property in southeast Saskatchewan.

The increased gas volumes from Saddle Lake are indicative of the success of the Company's strategy of diversification. Saddle Lake has now replaced Meekwap as TUSK's primary producing area. Saddle Lake represented over 45% of the Company's production for the nine months ended September 30, 2001 compared to under 23% for the Company's interests at Meekwap. The Meekwap area accounted for 55% of the Company's total production for the year ended December 31, 2000. The diversification of the Company's production base has continued into the fourth quarter of 2001 with Meekwap representing approximately 10%, Hartaven 20%, Shane 22% and Saddle Lake 35% of total production.

The growth in gas production also confirms the Company's success in achieving commodity balance. Gas production represented 64% of total boe volumes during the third quarter as compared to 39% during the third quarter of 2000. The fourth quarter will see continued increases in both oil and gas production. The Shane gas well announced on August 8, 2001 went on production October 27, 2001 and has provided an average of more than 340 boepd of net production during the month of November.

At Hartaven, in southeast Saskatchewan, four vertical wells were drilled during the third quarter. Production from Hartaven during the third quarter averaged 108 bopd. Additional information about the active drilling program at Hartaven and the continuing expansion of production is provided under the "Exploration and Development" section of this report.

Share Capital

A total of 13,675,430 common shares were outstanding at September 30, 2001, after the purchase for cancellation of 171,500 common shares under the terms of the Company's normal course issuer bid during the third quarter. Since that time, 3,400,000 flow-through common shares have been issued (@ $1.00 per share) and a total of 45,000 common shares have been purchased under the issuer bid resulting in 17,030,430 common shares effectively outstanding as of November 21, 2001.

Liquidity

As at September 30, 2001, the Company had working capital deficiency of $3,055,935 compared to a deficiency of $2,223,265 at December 31, 2000. The Company's line of credit was $15,000,000 with $12,750,000 drawn at September 30, 2001 leaving approximately $2,250,000 line of credit available. Approximately $3.0 million of the debt at September 30, 2001 is attributable to the purchase of Spirit Energy Ltd. On October 18, 2001 the Company closed the issue of 3,400,000 flow-through common shares at a price of $1.00. The net proceeds are estimated to be $3,280,000, after the expenses of the offering.

Spirit Energy Ltd.

Auburn Energy Ltd. (a wholly-owned subsidiary of TUSK) acquired all of the issued and outstanding shares of Spirit Energy Ltd. effective April 30, 2001 for $2.97 million cash, plus the payment of $500,000 for net working capital at closing. Spirit's assets are a 10% interest in 14 producing and shut-in gas wells on the Saddle Lake First Nation, a 10% interest in two shut-in gas wells on the Whitefish Lake First Nation and rights to participate, though Auburn, in joint ventures with the Saddle Lake, Whitefish Lake and Alexis First Nations.

Exploration and Development

The rapid growth in the Company's production has been a direct result of drilling success. During the third quarter, a total of ten wells were drilled on Company lands, resulting in three gas wells (1.38 net), five oil wells (1.92 net) and two dry and abandoned wells (0.20 net). During the fourth quarter at least seven wells, one gas target and six oil targets, will be drilled on TUSK properties. As of the date hereof, six of these have been drilled resulting in five additional oil wells at Hartaven, Saskatchewan and another gas well at Whitefish Lake, Alberta.

At Hartaven, in southeastern Saskatchewan, the Company participated in the re-completion of an old well in June. The increased production provided sufficient encouragement and led to the drilling of four successful oil wells during the third quarter. In a continuation of the rapid development of this property and additional five oil wells have been drilled since the end of the third quarter. Production to TUSK from this property has increased from about 15 bopd in the second quarter to an average of 108 bopd in the third quarter and more than 300 bopd currently. Two of the wells remain to be tied-in and additional drilling is expected prior to the end of the year. Horizontal drilling began in November with the drilling of the initial well. This first horizontal well is one of the wells which has not yet been put on production. Working interests range between 35% and 50%. The oil treatment facility and gathering system have recently been expanded resulting in improved production efficiency and lower costs. An active program of development drilling (both vertical and horizontal) is expected during the first half of 2002.

At Saddle Lake the gas wells drilled in Q4-2000 and Q1-2001 were tied-in to a new compression facility constructed and operated by TUSK. Additional drilling, originally planned for June, was deferred to September when two more gas wells were drilled on the Saddle Lake First Nation. These wells were tied-in to the TUSK compression facility in October. Working interest at Saddle Lake is 50%.

Subsequent to the end of the third quarter, the Company cased a third gas well on the Whitefish Lake First Nation to follow-up on two successful wells tested during the last quarter of 2000 and the first quarter of 2001. All three of these wells are expected to be put on production during the second quarter of 2002. Working interest at Whitefish Lake is 50%.

On August 8, TUSK announced that it had participated in a significant gas discovery during the first half of the year. The well, at Shane in northwestern Alberta, was production tested in July and construction of pipelines and production facilities commenced in late August. Production began late in October. During the month of November, net production to TUSK exceeded 300 boepd. TUSK owns a 17% interest in the discovery well and interests of 17-35% in a total of 10 sections (square miles) on this prospect. Additional drilling on this prospect is anticipated for the first quarter of 2002.

Outlook

Our focus on expanding our production through drilling, complimented by strategic acquisitions (Auburn in May 2000 and Spirit in April 2001) with drilling upside, has been working well. Production has increased from 648 boepd in Q1, to 838 boepd in Q2 and 1,061 boepd in Q3. With current production in excess of 1,500 boepd, production behind pipe to come on later in 2001 and beyond and numerous additional development locations to drill on key properties, the trend of rapid expansion of our production will continue into 2002.

On Behalf of the management
and board of TUSK Energy Inc.

(signed)

Norman W. Holton

President & Chief Executive Officer

November 27, 2001

Corporate Information

Board of Directors

William E. Code, Q.C.[1][2][3]
Calgary, Alberta

Norman W. Holton
Calgary, Alberta

James E. Lawson, C.A.[1][2][3]
Calgary, Alberta

John D. Morgan[1][3]
Montreal, Quebec

[1] Audit Committee
[2] Reserve Evaluation Committee
[3] Compensation Committee

Officers

Ed A. Beaman, P.Eng.
Vice President,
Production & Engineering

Ian T. Brown, P. Geol.
Vice President,
Exploration

Gordon K. Case, C.A.
Vice President and
Chief Financial Officer

Norman W. Holton, P.Geol.
President and
Chief Executive Officer

Wayne B. Jessee, P. Eng.
Vice President,
Corporate Development

Brian W. Mainwaring
Secretary

Transfer Agent & Registrar

The CIBC Mellon Trust Company
600, 333 - 7th Street S.W.
Calgary, Alberta
T2P 2Z1

Bankers

Canadian Western Bank
606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1

Auditors

KPMG LLP
1200, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

Legal Counsel

Gowling Lafleur Henderson LLP
1400, 700 - 2nd Street S.W.
Calgary, Alberta
T2P 4V5

Third Party Engineering

Chapman Petroleum
Engineering Ltd.
445, 708 - 11th Avenue S.W.
Calgary, Alberta
T2R 0E4

Subsidiaries

TUSK Oil Corporation
416600 Alberta Inc.

New Quebec Platinum Inc.
Auburn Energy Ltd.

Stock Exchange

The Toronto Stock Exchange
Trading Symbol: "TKE"

TUSK ENERGY INC.

1950, 700 - 4th Avenue S.W.
Calgary, Alberta T2P 3J4
Ph: (403) 264-8875 Fax: (403) 263-4247
website: www.tusk-energy.com
e-mail: tusk@tusk-energy.com

October 18, 2001

News Release

TUSK Closes $3.4 Million Financing – Updates Production

TUSK Energy Inc. ("TUSK") (TKE – TSE) announces the closing of an issue of 3,400,000 flow-through common shares at a price of $1.00 per common share. The offering was over-subscribed. The gross proceeds of the issue will be used to incur expenditures eligible to be renounced as Canadian Exploration Expense effective in 2001. The net proceeds are estimated at $3,280,000 after payment of the expenses of the issue. Peters & Co. Limited of Calgary and Brant Securities Limited of Toronto assisted with the marketing of part of the issue.

Production for the third quarter averaged 1,060 barrels of oil equivalent per day ("boepd") an increase of 60% over the 648 boepd produced during the first quarter and 26% over the 838 boepd produced during the second quarter. Production has averaged approximately 1,200 boepd during the first half of October. Approximately 650 boepd of incremental net production is behind pipe. Of this amount, more than 300 boepd of additional net production from two wells (one oil and one gas) will be on production prior to the end of October.

An active drilling program, which has seen TUSK participate for an average 39% working interest in a total of 26 wells (11 gas, 11 oil, 4 dry) so far this year will continue during the fall and winter months.

Investor Contact:
Norm Holton, President & CEO
Gordon K. Case, Vice President, Finance & CFO
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

TUSK ENERGY INC.

November 28, 2001

TSE:TKE

NEWS RELEASE

<u>TUSK Continues Production Growth in Third Quarter</u>

The third quarter was highlighted by a continuation of rapid production growth and drilling success. Production during the third quarter was 27% higher than the prior quarter and 64% higher than the first quarter. Net drilling success was 94% for the quarter and 89% for the first nine months of the year. Cash flow and earnings were higher than in the third quarter of the prior year although commodity prices were substantially lower.

Growth through the drill bit continued through the third quarter. The positive results of an active and successful exploration and development program are reflected in our increasing production rates.

Production reached an average of 1,061 boepd during the third quarter compared with 838 boepd in the second quarter and 648 boepd in the first quarter. This growth has continued into the fourth quarter. Production during the fourth quarter will average at least 1,400 boepd. Net production reached 1,600 boepd in the latter part of November.

Growth during the third quarter and into the fourth quarter was a consequence of continued successful drilling on a rapidly developing oil property at Hartaven, Saskatchewan. TUSK participated in drilling four new oil wells at Hartaven during the third quarter. An additional five wells, including the first horizontal well, have been drilled during October and November. Net production at Hartaven has increased from about 15 bopd in the second quarter to an average of 108 bopd in the third quarter. A further 150 bopd of net production was added in October. Net production is currently about 340 bopd with some wells not on full production. Additional horizontal drilling will occur at Hartaven prior to yearend.

Oil production for the first nine months averaged 333 bopd (379 bopd for the three months) as compared to 463 bopd and 480 bopd for the corresponding periods during the year 2000. The decrease was a consequence of the sale of approximately 28% of the Company's oil production as of December 31, 2000. New production at Hartaven has increased net oil production to a current level of more than 600 bopd.

Gas volumes, at an average of 4,088 Mcfd, were 137% higher than the 1,877 Mcfd produced during the third quarter of the prior year. During the nine month period

1950, 700 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3J4 BUS: 403•264•8875 FAX: 403•263•4247
WEBSITE: www.tusk-energy.com e-mail: tusk@tusk-energy.com

gas volumes were 3,078 Mcfd in 2001 compared with 1,298 Mcfd in 2000. The increases were primarily due to the shallow gas drilling program at Saddle Lake, Alberta and do not reflect production from the gas discovery, at Shane in northwest Alberta, announced on August 8, 2001. Current net gas production from all properties exceeds 6,000 Mcfd.

The Shane well began production in late October and is currently producing at a gross rate in excess of 10 MMcfd of sales gas with approximately 35 barrels NGL per MMcf (340 boepd net to TUSK). More drilling at Shane is expected during the winter.

During the first nine months of the year TUSK participated in the drilling of 23 wells resulting in 10 gas wells (4.25 net), 9 oil wells (3.40 net) and 4 dry holes (0.95 net) for an 89% net success rate. During the third quarter TUSK participated in the drilling of 10 wells resulting in three gas wells (1.38 net), five oil wells (1.92 net) and two dry holes (0.20 net) for a net success rate of 94%.

Cash flow, at $987,121 for the third quarter, is approximately 6% higher than cash flow during the third quarter of the prior year. Product prices were substantially lower in the third quarter at an average of $21.64 per barrel of oil (13% less than Q1, 46% lower than Q3 - 2000) and $4.02 per Mcf of natural gas (54% less than Q1, 31% lower than Q3 - 2000). Effective May 1, 2001 the Company put in place a costless collar on 2,000 gigajoules (approximately 2.1 MMcfd) of gas production with a floor of $5.00 per gigajoule and a ceiling of $10.68 per gigajoule.

	Net Income	Per Share	Cash Flow	Per Share	boepd
Q3 – 2001	$245,021	$0.01	$987,121	$0.07	1,061
Q3 – 2000	$244,680	$0.01	$935,080	$0.07	792 (1)
Nine Months					
2001	$1,178,101	$0.08	$3,421,101	$0.24	846
2000	$621,388	$0.04	$2,347,488	$0.17	679

(1) Approximately 150 boepd of net production was sold as of December 31, 2000.

Net debt as of September 30 was $13,561,000, approximately 3 times annualized cash flow during the third quarter and approximately 2 times annualized cash flow for the month of November.

A total of 13,675,430 common shares were issued and outstanding as of September 30. In early October, the Company issued 3.4 million flow-through common shares at an issue price of $1.00 per share for net proceeds of approximately $3,280,000.

Contact: Norman W. Holton, President
Gordon K. Case, Chief Financial Officer
1950, 700 – 4th Avenue S.W.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875 Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com website: www.tusk-energy.com

TUSK ENERGY INC.

January 15, 2002

TSE:TKE

News Release

Production Continues Growth

TUSK Energy Inc. (TSE:TKE) reports that production during the fourth quarter of 2001 will surpass the Company's earlier estimate of 1,400 boepd. Exit rate production was greater than 1,650 boepd – an increase of more than 1,000 boepd over the average production levels of Q1-2001. Approximately 56% of the Company's overall production is natural gas.

Production averaged 648 boepd in the first quarter, 838 boepd in the second quarter and 1,061 boepd in the third quarter of 2001. The Company estimates that average production during the first quarter of 2002 will exceed 1,700 boepd. Budgeted capital expenditures for 2002 are $8.7 million.

The Company participated in a total of 30 wells (12 net) during the year resulting in 11 gas wells (4.7 net), 15 oil wells (6.3 net) and 4 dry holes (1 net) for a gross success rate Of 90% and a net success rate of 92%.

The Company sold 5 minor properties (50 boepd of net production) in December for net proceeds of $852,000.

On December 21, 2001 the Company completed the acquisition of 1,056,656 common shares of TUSK in a private transaction and returned them to treasury. As of the end of the 2001 fiscal year there were 15,953,774 basic common shares (17,953774 fully diluted) outstanding.

Company contact: Norman W. Holton, President
TUSK Energy Inc.
1950, 700-4th Avenue S.W.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com
website: www.tusk-energy.com

At Hartaven, Saskatchewan the Company participated in a total of 11 wells (5.3 net), all oil wells, during the last 7 months of the year. Two of these were horizontal wells drilled during the fourth quarter. TUSK's net production from this property has increased from approximately 15 bopd last May to a current level of almost 600 bopd. Hartaven represented about 28% of fourth quarter production.

Two wells were drilled at Shane, Alberta (0.34 net) resulting in a major gas discovery and a dry hole. The discovery well (0.17 net), which started production in mid-October, currently produces approximately 10.5 MMcfd of natural gas with approximately 35 barrels of NGL's per MMcf (360 boepd net). This property provided almost 15% of fourth quarter production.

Outlook: Production increased 122% from the first quarter of 2001 (648 boepd) to the fourth quarter of 2001. This momentum has continued into the first quarter of 2002 with current production exceeding 1,700 boepd, more than 18% higher than in the prior quarter. Capital expenditures of approximately $9 million during 2002 are not expected to require any additional borrowings or share issuances.

TUSK expects at least 25 more wells to be drilled at Saddle Lake/Whitefish Lake during the next two years. During the second quarter, approximately 300 boepd of net gas production will be put on production when compression facilities and pipelines are completed at Whitefish Lake.

More than 10 additional horizontal development locations have been identified at Hartaven. A third horizontal well at Hartaven is expected to spud later in the first quarter.

An exploratory stepout well, to test for the possible extension of the Shane pool to the north, will be drilled in February.

The focus on low risk oil development at Hartaven and low risk gas development at Saddle Lake/Whitefish Lake is expected to provide predictable production growth with commodity balance between oil and natural gas. Continued activity on the higher risk Shane property may add to production later in the year. Looking to the longer term, TUSK has developed additional exploratory prospects which will be exploited later in 2002 and in subsequent years.

Company contact: Norman W. Holton
President/Chief Executive Officer
Suite 1950, 700 – 4th Avenue S.W.
Calgary, Alberta
T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com
website: www.tusk-energy.com

Tuesday, March 26, 2002

News Release

TUSK ENERGY ANNOUNCES Q4-2001 AND YEAREND 2001 RESULTS

TUSK Energy Inc. (TSE:TKE) announces financial and operating results for the fourth quarter of 2001 and for the fiscal year ended December 31, 2001.

The year was marked by numerous drilling successes in four areas. Three of these, Saddle Lake and Shane, Alberta and Hartaven, Saskatchewan have become the main producing areas of the Company representing 31%, 22% and 29% of production respectively at yearend. The fourth, Whitefish Lake in northeastern Alberta, will begin production at the end of the second quarter.

Current Status

- current production is 1,840 barrels of oil equivalent per day ("boepd") (5.3 MMcfd of gas and 950 bpd of oil and NGL), up from an average of 1,031 boepd in fiscal 2001 and 1,444 boepd during Q4-2001;
- so far this year TUSK has participated in 3 wells resulting in a horizontal oil well (50%) at Hartaven, a vertical oil well (50%) at Hartaven and a dry hole (17%) at Shane. The horizontal well started production last week;
- an exploratory stepout (17%) to the Shane gas discovery and a horizontal development well (10%) at Meekwap (Nisku oil), are currently drilling;
- construction of a compressor site and associated pipelines at Whitefish Lake will add approximately 300 boepd of net incremental gas sales when this project is completed in the latter part of the second quarter.

Q4 Operating Highlights

- daily average production of 1,444 boepd in Q4-2001 is 79% higher than Q4-2000;
- oil and NGL production of 576 barrels per day;
- gas production of 5.2 million cubic feet per day ("MMcfd").

2001 Operating Highlights

- average production increased 45% over the prior year to average 1,031 boepd;
- gas production increased 165% to average 3.76 MMcfd;
- exit rate production of 1,700 boepd was more than 100% higher than prior year;
- oil and gas reserves increased 24% to 5,739,000 barrels of oil equivalent;
- drilling success rate of 92% net;
- significant Kiskatinaw gas discovery at Shane (TUSK 17%) producing 370 boepd at yearend;
- increased production at Hartaven from 15 bopd in Q2 to exit year at more than 500 bopd;